NEDBANK GROUP

26 July 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedbank Group Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED (formerly Nedcor Limited) in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement released on the JSE Securities Exchange stock exchange news service (SENS).

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully,

Jackie Katzin
Assistant Group Secretary

cc. Jonathan K Bender, Esq

HEAD OFFICE

135 Rivonia Road Sandown Sandton 2196
PO Box 1144 Johannesburg 2000 South Africa
Tel +27 (0) 11 294 9106 Fax +27 (0) 11 295 9106 Website www.nedbank.co.za

NEDBANK GROUP LIMITED
(formerly Nedcor Limited)
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
("Nedbank Group" or "the group")

MEDIA RELEASE - RESIGNATION OF NOLITHA FAKUDE

Nolitha Fakude, the head of group strategy and corporate affairs of Nedbank Group, has resigned from the group with effect from 30 September 2005.

Fakude has accepted a position as executive director of human resources and strategy at Sasol Limited.

Nedbank Group chief executive, Tom Boardman, said Fakude has played a leading role in guiding transformation across the business, as well as developing the group strategy and corporate affairs portfolio. "Nolitha's decision to leave is motivated by her desire to champion transformation on a broader scale within the South African economy. Her departure is a loss to the group."

Boardman said he was committed to replacing Fakude with a black female candidate to ensure that the executive team continued to reflect the changing demographic profile within the group. "The process of identifying a successor has already started and Nolitha will assist the group in making this key appointment over the next two months."

Fakude said she was encouraged by the fundamental changes that have taken place within the Nedbank Group during the past 18 months. "The group has made marked progress on several fronts on its journey towards transformation, with the recent black empowerment transaction being a milestone in the transfer of real economic benefits to black stakeholders. I

believe that the executive team will continue to drive transformation with as much vigour and commitment as they have in the past."

Sandton
26 July 2005

For further information kindly contact
Tier 1 Investor Relations
Tel: +27 (0)21 702 3102

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital